               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                       (Amendment No. 15)


                           EVANS, INC.
-----------------------------------------------------------------
                        (Name of Issuer)

                  Common Stock, $.20 par value
-----------------------------------------------------------------
                 (Title of Class of Securities)

                           299155 10 1
-----------------------------------------------------------------
                         (CUSIP Number)

                       John P. Walsh, Esq.
                101 South Hanley Road, Suite 1600
                    St. Louis, Missouri 63105
                          (314) 862-1200
-----------------------------------------------------------------
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                         August 29, 1995
-----------------------------------------------------------------
                  (Date of Event which Requires
                    Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box: / /.

Check the following box if a fee is being paid with the statement:
/ /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item l; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 299155 10 1           13D                          Page 2
-------------------------------------------------------------------
1)   Name of Reporting Person:     Peter Cundill & Associates
                                   (Bermuda) Ltd.
     I.R.S. Identification No.:    N/A
-------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group:

     (a)  / /
     (b)  /X/
-------------------------------------------------------------------
3)   SEC Use Only
-------------------------------------------------------------------
4)   Source of Funds:  00
-------------------------------------------------------------------
5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): / /
-------------------------------------------------------------------
6)   Citizenship or Place of Organization:  Bermuda
-------------------------------------------------------------------
Number of           (7)  Sole Voting Power:  227,000
Shares Bene-        -----------------------------------------------
ficially            (8)  Shared Voting Power:  838,354
Owned by            -----------------------------------------------
Each Report-        (9)  Sole Dispositive Power:  477,354
ing Person          -----------------------------------------------
With                (10) Shared Dispositive Power:  865,500

-------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
     1,342,854
-------------------------------------------------------------------
12)  Check Box if the Aggregate Amount in Row (11) Excludes Certain
     Shares:  / /
-------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11):  27.3%
-------------------------------------------------------------------
14)  Type of Reporting Person:  CO, IA (Canadian)
-------------------------------------------------------------------

CUSIP NO. 299155 10 1           13D                          Page 3
-------------------------------------------------------------------
1)   Name of Reporting Person:     Peter Cundill Holdings
                                   (Bermuda) Ltd.
     I.R.S. Identification No.:    N/A
-------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group:

     (a)  / /
     (b)  /X/
-------------------------------------------------------------------
3)   SEC Use Only
-------------------------------------------------------------------
4)   Source of Funds:  00
-------------------------------------------------------------------
5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): / /
-------------------------------------------------------------------
6)   Citizenship or Place of Organization:  Bermuda
-------------------------------------------------------------------
Number of           (7)  Sole Voting Power:  0
Shares Bene-        -----------------------------------------------
ficially            (8)  Shared Voting Power:  885,354
Owned by            -----------------------------------------------
Each Report-        (9)  Sole Dispositive Power:  0
ing Person          -----------------------------------------------
With                (10) Shared Dispositive Power:  1,342,854

-------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
     1,342,854
-------------------------------------------------------------------
12)  Check Box if the Aggregate Amount in Row (11) Excludes Certain
     Shares:  / /
-------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11):  27.3%
-------------------------------------------------------------------
14)  Type of Reporting Person:  HC
-------------------------------------------------------------------

CUSIP NO. 299155 10 1           13D                          Page 4
-------------------------------------------------------------------
1)   Name of Reporting Person:     F. Peter Cundill

     I.R.S. Identification No.:    N/A
-------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group:

     (a)  / /
     (b)  /X/
-------------------------------------------------------------------
3)   SEC Use Only
-------------------------------------------------------------------
4)   Source of Funds:  00
-------------------------------------------------------------------
5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): / /
-------------------------------------------------------------------
6)   Citizenship or Place of Organization:  Canada
-------------------------------------------------------------------
Number of           (7)  Sole Voting Power:  200,000
Shares Bene-        -----------------------------------------------
ficially            (8)  Shared Voting Power:  885,354
Owned by            -----------------------------------------------
Each Report-        (9)  Sole Dispositive Power:  0
ing Person          -----------------------------------------------
With                (10) Shared Dispositive Power:  1,342,854

-------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
     1,342,854
-------------------------------------------------------------------
12)  Check Box if the Aggregate Amount in Row (11) Excludes Certain
     Shares:  / /
-------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11):  27.3%
-------------------------------------------------------------------
14)  Type of Reporting Person:  IN
-------------------------------------------------------------------

     This Amendment No. 15 to the Statement on Schedule 13D heretofore filed on May 19, 1989, as amended by Amendment No. 1 filed on December 19, 1989, Amendment No. 2 filed on February 14, 1990, Amendment No. 3 filed on March 28, 1990, Amendment No. 4 filed on December 18, 1990, Amendment No. 5 filed on February 14, 1991, Amendment No. 6 filed on March 11, 1991, Amendment No. 7 filed on July 10, 1991, Amendment No. 8 filed on January 12, 1994, Amendment No. 9 filed on February 1, 1994, Amendment No. 10 filed April 8, 1994, Amendment No. 11 filed on September 14, 1994, Amendment No. 12 filed on January 9, 1995, Amendment No. 13 filed on February 24, 1995, and Amendment No. 14 filed on June 9, 1995 by Peter Cundill & Associates (Bermuda) Ltd., a Bermuda corporation ("PCB"), Peter Cundill Holdings (Bermuda) Ltd., a Bermuda corporation ("Holdings"), and F. Peter Cundill, a Canadian citizen residing in England ("Cundill"), with respect to the shares of common stock, $.20 par value ("Shares"), of Evans, Inc., a Delaware corporation (the "Company"), whose address is 36 South State Street, Chicago, Illinois 60603, to reflect amendments to Item Nos. 2, 5, 6 and 7, the complete text of each of which item is included herein.

Item 2.   Identity and Background.
------    -----------------------

          This Statement is filed by PCB, Holdings and Cundill.
Further information regarding the identity and background of the Reporting Persons is as follows:

     A.   PCB
          ---

     (1) PCB is an investment advisor organized under the laws of Bermuda. Its address is:

                         15 Alton Hill
                         Southampton SN 01
                         Bermuda

     The officers of PCB are:

          Name                          Office
          ----                          ------

          F. Peter Cundill              President
          John R. Talbot                Vice President
                                          and Secretary
          Maureen Crocker               Vice President

     (2) The business or residence address, citizenship, and present principal occupation of PCB's officers and directors are as follows:

          Name:                         F. Peter Cundill
                                        ----------------
          Position:                     President and Director
          Business Address:             Grosvenor House, Apt. 104
                                        Park Lane
                                        London, England
          Citizenship:                  Canadian
          Principal Occupation:         Investment Advisor

          Name:                         John R. Talbot
                                        --------------
          Position:                     Vice President, Secretary
                                          and Director
          Business Address:             The Corner House
                                        Church & Parliament Streets
                                        Hamilton, Bermuda
          Citizenship:                  British
          Principal Occupation:         Director & Manager, Roche
                                        International Ltd.

          Name:                         Maureen Crocker
                                        ---------------
          Position:                     Vice President
          Business Address:             1200 Sunlife Plaza
                                        1100 Melville Street
                                        Vancouver, B.C.  V6E 4A6
          Citizenship:                  Canadian
          Principal occupation:         Executive Assistant to
                                        F. Peter Cundill

          Name:                         Nicolas Trollepe
                                        ----------------
          Position:                     Director
          Business Address:             Clarendon House
                                        Church Street
                                        Hamilton, Bermuda
          Citizenship:                  British
          Principal Occupation:         Partner in the law firm
                                        of Conyers, Dill & Pearman

          Name:                         Stephen W. Kempe
                                        ----------------
          Position:                     Director
          Business Address:             65 Front Street
                                        Hamilton, Bermuda
          Citizenship:                  British
          Principal Occupation:         Executive Vice President,
                                        Bank of N.T. Butterfield &
                                        Son Ltd.

          Name:                         Graham Collis
                                        -------------
          Position:                     Director
          Business Address:             Clarendon House
                                        Church Street
                                        Hamilton, Bermuda
          Citizenship:                  British
          Principal Occupation:         Partner in the law firm
                                        of Conyers, Dill & Pearman

     (3) Holdings is a controlling person of PCB. Information as required by this Item 2 is furnished in Part C of this Item 2.

     B.   Holdings.
          --------

     (1)  Holdings is a Bermuda corporation.  Its address is:

                         15 Alton Hill
                         Southampton SN 01
                         Bermuda

     The officers of Holdings are:

          Name                          Office
          ----                          ------

          F. Peter Cundill              President
          John R. Talbot                Vice President and
                                          Secretary

     (2)  The names of the officers and directors are as follows
(the business or residence address, citizenship and present principal occupation of each individual as required by this Item 2 are provided in part A of this Item 2):

          Name:               F. Peter Cundill
                              ----------------
          Office:             President and Director

          Name:               John R. Talbot
                              --------------
          Office:             Vice President, Secretary
                                and Director

          Name:               Stephen W. Kempe
                              ----------------
          Office:             Director

          Name:               Graham Collis
                              -------------
          Office:             Director

          Name:               Nicolas Trollepe
                              ----------------
          Office:             Director

     (3) Cundill is a controlling person of Holdings. Information as required by this Item 2 is furnished in Part A of this Item 2.

     C.   Cundill.
          -------

          The business or residence address, citizenship, and present principal occupation of Cundill and other information as required by this Item 2 are furnished in Part A of this Item 2.

     D.   Proceedings.
          -----------

          During the last five years none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, the executive officers, directors or controlling persons of any Reporting Person have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or have been parties to any civil, judicial or administrative proceeding as a result of which any Reporting Person or such executive officer, director or controlling person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5.   Interest in Securities of the Issuer.
------    ------------------------------------

          The number of Shares which may be deemed to be beneficially owned by the Reporting Persons are as follows:

   Shares Deemed to be       Nature of              Percentage
  Beneficially Owned By:     Ownership               of Class
  ---------------------      ---------              ----------

(A)  PCB:
     ---

                       Shared Dispositive Power
      222,500          Only <F1>                       4.52%

                       Sole Voting and Shared
      181,000          Dispositive Power <F2>          3.68%

                       Sole Voting and Sole
      477,354          Dispositive Power <F3>          9.71%

                       Sole Voting and Shared
      227,000          Dispositive Power <F4>          4.62%

                       Shared Dispositive Power
      200,000          Only <F5>                       4.07%

                       Sole Voting and Sole
       35,000          Shared Dispositive Power <F6>    .71%
    ---------                                         -----

    1,342,854                                         27.31%
    =========                                         =====

(B)  Holdings:
     --------

                       Shared Dispositive Power
      222,500          Only <F7>                       4.52%

                       Shared Voting and Shared
      181,000          Dispositive Power <F8>          3.68%

                       Shared Voting and Shared
      477,354          Dispositive Power <F9>          9.71%

                       Shared Voting and Shared
      227,000          Dispositive Power <F9>          4.62%




                                                             Page 9

                       Shared Dispositive Power
      200,000          Only <F10>                      4.07%

                       Shared Dispositive Power
       35,000          Only <F10>                       .71%
    ---------                                         -----

    1,342,854                                         27.31%
    =========                                         =====

(C)  Cundill:
     -------

                       Shared Dispositive
      222,500          Only <F11>                      4.52%

                       Shared Voting and Shared
      181,000          Dispositive Power <F12>         3.68%

                       Shared Voting and Shared
      477,354          Dispositive Power <F13>         9.71%

                       Shared Voting and Shared
      227,000          Dispositive Power <F13>         4.62%

                       Sole Voting and Shared
      200,000          Dispositive Power <F14>         4.07%

                       Shared Dispositive Power
       35,000          Only <F15>                       .71%
    ---------                                         -----

    1,342,854                                         27.31%
    =========                                         =====

--------------------------

<F1>  Such Shares are owned by an investment advisory client of PCA.
      By reason of its investment advisory relationship with such client, PCA (as between itself and its client) has sole dispositive power, but no voting power, over such Shares.
      PCB, because it provides investment advisory services to PCA, could be deemed to share dispositive power over such Shares with PCA. The economic interest in such Shares is held by the aforementioned investment advisory client of PCA.

<F2>  Such Shares are owned by investment advisory clients of PCA.
      By reason of its investment advisory relationship with such clients, PCA (as between itself and its clients) has shared voting power and shared dispositive power over such Shares. PCB, because it provides investment advisory services to PCA, could be deemed to share voting power and dispositive power over such Shares with PCA. The economic interest in such Shares is held by the aforementioned investment advisory clients of PCA.

<F3>  Such Shares are owned by Cundill Value Fund, an unincorporated trust governed by the laws of British Columbia ("Value Fund"),



                                                            Page 10

      the investment portfolio of which entity is managed by PCB.
      PCB has sole dispositive power and sole voting power of the Shares under an agreement dated June 1, 1995. The economic interest in such Shares is held by Value Fund.

<F4>  Such Shares are owned by International, which has shared dispositive power over such Shares with PCB. PCB is the investment manager of International and has sole voting and shared dispositive power over such Shares. The economic interest in such Shares is held by International.

<F5>  Such Shares are owned by Cundill Limited.  The general partner of Cundill Limited has sole voting power over such Shares.
      PCB is the investment advisor of Cundill Limited and has shared dispositive power over such Shares. The economic interest in such Shares is held by the limited partners of Cundill Limited.

<F6>  Such Shares are owned by Global Advisors, the investment portfolio of which is managed by PCB. PCB has shared dispositive power over such Shares under an agreement dated
      April 15, 1994. The economic interest in such Shares is held by Global Advisors.

<F7>  Holdings, because it owns a controlling portion of the outstanding stock of PCB, which provides investment advisory services to PCA, could be deemed to share the power to dispose or direct the disposition of such Shares.

<F8>  Holdings, because it owns a controlling portion of the outstanding stock of PCB, which provides investment advisory services to PCA, could be deemed to share the power to vote and dispose or direct the disposition of such Shares.

<F9>  Holdings, because it owns a controlling portion of the outstanding stock of PCB, could be deemed to share the power to vote and dispose or direct the disposition of such Shares.

<F10> Holdings, because it owns a controlling portion of the outstanding stock of PCB, could be deemed to share the power to dispose or direct the disposition of such Shares.

<F11> Cundill, because he owns a controlling portion of the
      outstanding stock of Holdings, which owns a controlling portion of the outstanding stock of PCB, which provides investment advisory services to PCA, could be deemed to share the power to dispose or direct the disposition of such Shares.

<F12> Cundill, because he owns a controlling portion of the
      outstanding stock of Holdings, which owns a controlling portion of the outstanding stock of PCB, which provides investment advisory services to PCA, could be deemed to share




                                                            Page 11

      the power to vote and dispose or direct the disposition of such Shares.

<F13> Cundill, because he owns a controlling portion of the
      outstanding stock of Holdings, which owns a controlling portion of the outstanding stock of PCB, could be deemed to share the power to vote and dispose or direct the disposition of such Shares.

<F14> Cundill, because he is a controlling person of the general partner of Cundill Limited, could be deemed to have sole voting power of such Shares. Cundill, because he owns a controlling portion of the outstanding stock of Holdings, which owns a controlling portion of the outstanding stock of PCB, could be deemed to share the power to dispose or direct the disposition of such Shares.

<F15> Cundill, because he owns a controlling portion of the
      outstanding stock of Holdings, which owns a controlling portion of the stock of PCB, could be deemed to share the power to dispose or direct the disposition of Shares.

          On June 30, 1995, Cundill Value Fund Ltd. (which prior to this Amendment No. 15 was a Reporting Person referred to as "Value Fund") transferred substantially all of its assets (including the Shares previously reported on this Schedule 13D) to Value Fund in a reorganization that resulted in the conversion from a corporation to an unincorporated trust.

TRANSACTIONS
------------

     No transactions in the Shares were effected since May 15, 1995 (the date of the last transaction report on Amendment No. 14 to Statement on Schedule 13D) by the Reporting Persons or to the best knowledge of the Reporting Persons, by any executive officer, director, affiliate or subsidiary thereof, except the following transactions:

     The disposition of 125,000 Shares results from the recision of an arrangement whereby PCB had been vested with sole voting and sole dispositive power by one of PCB's investment advisory clients in connection with PCB's management of such client's investment portfolio.

Item 6.   Contracts, Arrangements, Understandings or Relation-
------    ---------------------------------------------------
          ships With Respect to Securities of the Issuer.
          ----------------------------------------------

          PCB and Value Fund (as successor to Cundill Value Fund Ltd.) are parties to an agreement, a copy of which is attached hereto as Exhibit 1, pursuant to which PCB is granted the exclusive
          ---------
right to supervise the assets and securities portfolio of Value
Fund.

          PCB has entered into an agreement with PCA, a copy of which is incorporated herein by reference, pursuant to which PCB is required to provide the investment counselling and transaction skills of Cundill which are required by PCA to fulfill its portfolio management contracts with its clients.

          PCB has entered into a management agreement with International, a copy of which is incorporated herein by reference, pursuant to which PCB has sole voting and shared dispositive power over the investments of International.

          Cundill Limited has arranged with PCB that PCB shall act as investment counsel as shown on the excerpt from the Cundill Limited Partnership Agreement which is incorporated herein by reference, pursuant to which PCB has shared dispositive power over the investments of Cundill Limited.

          PCB has entered into an agreement with Global Advisors, a copy of which is incorporated herein by reference, pursuant to which PCB is required to provide investment management services.


Item 7.   Materials Filed as Exhibits.
------    ---------------------------

          Exhibit 1 - Master Investment Counsel Agreement dated
June 1, 1995 between PCB and the Trustee of Value Fund attached hereto as Exhibit 1.
          ---------

          Exhibit 2 - Agreement dated December 28, 1984 between PCB and PCA filed with Amendment No. 7 to Schedule 13D dated July 9,
1991

          Exhibit 3 - Management Agreement dated September 18, 1985 between PCB and International filed with Amendment No. 7 to
Schedule 13D dated July 9, 1991

          Exhibit 4 - Excerpt from Cundill Limited Partnership
Agreement filed with Amendment No. 7 to Schedule 13D dated July 9,
1991

          Exhibit 5 - Special Power of Attorney from PCB filed with Amendment No. 7 to Schedule 13D dated July 9, 1991

          Exhibit 6 - [Intentionally Omitted]

          Exhibit 7- Special Power of Attorney from Holdings filed with Amendment No. 7 to Schedule 13D dated July 9, 1991

          Exhibit 8 - Special Power of Attorney from Cundill filed with Amendment No. 7 to Schedule 13D dated July 9, 1991

          Exhibit 9 - Advisory Agreement dated April 15, 1994, between PCB and Global Advisors filed with Amendment No. 12 to
Schedule 13D dated January 5, 1995

                           SIGNATURES
                           ----------

     The undersigned certify, after reasonable inquiry and to the best knowledge and belief of the undersigned, that the information set forth in this Statement is true, complete and correct. The undersigned agree to the filing of this single Amendment No. 15 to Statement on Schedule 13D.

                             PETER CUNDILL & ASSOCIATES
                             (BERMUDA) LTD.



Date:  September 11, 1995    By: /s/ John P. Walsh
                                 ----------------------------------
                                 John P. Walsh, Attorney-in-Fact


                             PETER CUNDILL HOLDINGS
                             (BERMUDA) LTD.



Date:  September 11, 1995    By: /s/ John P. Walsh
                                 ----------------------------------
                                 John P. Walsh, Attorney-in-Fact


                             F. PETER CUNDILL



Date:  September 11, 1995    By: /s/ John P. Walsh
                                 ----------------------------------
                                 John P. Walsh, Attorney-in-Fact

                            Exhibit 1
                            ---------

                             MASTER
                  INVESTMENT COUNSEL AGREEMENT

          THIS AGREEMENT made as of the 1st day of June, 1995.


BETWEEN:

          THE TRUST COMPANY BANK OF MONTREAL, a trust company incorporated under the laws of Canada, having an office at 302 Bay Street, Toronto, Ontario, M5X 1A1, in its capacity as Trustee of the mutual funds listed in Schedule "A" hereto

          (the "Trustee")

                                        OF THE FIRST PART


AND:

          PETER CUNDILL & ASSOCIATES (BERMUDA) LTD., a company duly incorporated under the laws of Bermuda and extra-provincially registered under the laws of the Province of British
          Columbia

          (the "Investment Counsel")

                                        OF THE SECOND PART

WHEREAS:

A. Pursuant to a declaration of trust made as of the 1st day of June, 1995 (the "Master Declaration of Trust"), the Trustee is the sole trustee of the funds currently listed in Schedule "A" to this Agreement, which Schedule may be amended from time to time to add new funds or remove existing funds (each, a "Fund" and collectively, the "Funds"), each an open-end mutual investment fund created for the purpose of providing a convenient means for the investment by investors in a professionally managed portfolio;

B. The Trustee desires to avail the Funds of the experience, sources of information, advice, assistance, personnel and facilities of and available to the Investment Counsel, and desires to have the Investment Counsel provide advice and discretionary portfolio management services to each of the Funds with respect to the investment and reinvestment of the assets of the Funds in securities; and

C. The Investment Counsel is willing to perform such services and to furnish such facilities and personnel on the terms and subject to the conditions hereinafter and in the Master
Declaration of Trust set forth.

          NOW THEREFORE THIS AGREEMENT WITNESSETH THAT in consideration of the respective covenants and agreements herein contained, the parties covenant and agree as follows:

                             ARTICLE 1

                  DEFINITIONS AND INTERPRETATION

1.01      DEFINITIONS

          Wherever used in this Agreement, unless there is something in the subject matter or context inconsistent therewith, the following words and terms will have the meanings respectively ascribed to them as follows:

     a) "BOARD OF GOVERNS" means the board of governors appointed pursuant to the Master Declaration of Trust;

     b) "BUSINESS DAY" means any day upon which the Toronto Stock Exchange is open for trading;

     c) "CUSTODIAN" means the custodian of the Securities appointed pursuant to the Custodian Agreement;

     d) "CUSTODIAN AGREEMENT" means the agreement made as of the 1st day of June, 1995, among the Trustee, the Manager and the Custodian, as amended from time to time;

     e) "DISCLOSURE DOCUMENTS" means the current preliminary prospectus, prospectus, simplified prospectus, annual information form, annual and interim financial statements, any material change reports and any other documents which may from time to time be filed as part of the permanent information record of each Fund or required in connection with the distribution of units of each Series of a Fund by the securities regulatory authority in each of the jurisdictions in which units of each Series of a Fund are qualified for distribution;

     f) "FUND" or "FUNDS" means the funds currently listed in Schedule "A" to this Agreement, which Schedule may be amended from time to time to add new funds or remove existing funds;

     g)   "INVESTMENT COUNSEL" means Peter Cundill & Associates
          (Bermuda) Ltd.;

     h) "INVESTMENT COUNSEL FEE" means the fee payable to the Investment Counsel pursuant to Section 3.01;

     i) "MANAGER" means any person or corporation which, from time to time, is appointed as manager of a Fund by the Trustee;

     j)   "MASTER DECLARATION OF TRUST" means the Master
          Declaration of Trust for the administration of each Fund dated as of the 1st day of June, 1995;

     k) "SECURITIES" means any securities or other property held as investments of a Fund;

     l) "SERIES" means any series of a class of Units of a Fund which the Board of Governors may establish from time to time in accordance with the Master Declaration of Trust;

     m) "TRUSTEE" means the trustee named as such under the Master Declaration of Trust;

     n) "UNITS" means units in a Series of a Fund issued or to be issued and for the time being outstanding and a "UNIT" in reference to any particular Series means an undivided interest in that Series' proportionate share of the assets of the Fund as determined in accordance with the Master Declaration of Trust.

     o)   "UNITHOLDER" means a unitholder of a Fund.

1.02      INTERNAL REFERENCE

          The terms "HEREOF", "HERETO" and "HEREUNDER" and similar expressions, mean and refer to this Agreement and not to any particular Article or Section of this Agreement.

1.03      INCLUDING

          The word "including", when following any general statement, term or matter, shall not be construed to limit such general statement, term or matter to the specific item or matters set forth immediately following such word or to similar items or matters, whether or not non-limiting language (such as "without limitation" or "but not limited to" or words of similar import) is used with reference thereto but rather shall be deemed to refer to all other items or matters that could reasonably fall within the broadest possible scope of such general statement, term or matter.

1.04      COMPUTATION OF TIME PERIODS

          In this Agreement and any other document delivered hereunder, except where expressly otherwise provided, in the computation of a period of time from a specified date to a later specified date, the word "from" means "from and including" and the words "to" and "until" each mean "to but excluding".

1.05      CURRENCY

          Unless otherwise indicated, all dollar amounts referred to in this Agreement are in Canadian funds.

1.06      HEADINGS

          The index to this Agreement and the headings of the Articles of Sections hereof are included for convenience only and do not form a part of this Agreement, nor are they intended to be full or accurate descriptions of, or to interpret, define or limit the scope, extent or intent of, this Agreement or any provision hereof and they will not affect its construction.

1.07      ACCOUNTING TERMS

          All accounting terms not defined in this Agreement will have those meanings generally ascribed to them in accordance with generally accepted accounting principles.

1.08      APPLICABLE LAWS AND ATTORNMENT

          This Agreement will in all respects be governed by and be construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable in the Province of British Columbia. Each of the parties hereto hereby irrevocably attorns to the jurisdiction of the courts of the Province of British Columbia.

1.09      NUMBER AND GENDER

          Wherever the singular or the masculine is used herein the same will be deemed to include the plural or the feminine or the body politic or corporate where the context or the parties so require.

                             ARTICLE 2
                  APPOINTMENT AND GRANT OF POWERS

2.01      APPOINTMENT OF INVESTMENT COUNSEL

          The Trustee hereby appoints the Investment Counsel as investment counsel of each of the Funds and, subject to the provisions of the Master Declaration of Trust, grants to the Investment Counsel the exclusive right to provide investment advice and discretionary portfolio management services in respect of the assets and security portfolio of each of the Funds and to determine what securities, deposits of money and other property shall be purchased or sold by each of the Funds and whether, when and how the Funds shall deal with their respective assets for the enhancement and protection of their value and through what agencies the Funds shall buy, sell or otherwise deal with their investments, all in accordance with the provisions of the Master Declaration of

Trust and this Agreement. The Investment Counsel accepts such appointment and hereby agrees to act as, and perform the functions of, the investment counsel of each of the Funds in accordance with the provisions of the Master Declaration of Trust and this Agreement.

2.02      FUNCTIONS OF INVESTMENT COUNSEL

          The Investment Counsel shall:

     a) act as each of the Fund's investment counsel, conduct necessary investigations and provide research, reports, studies and other data in connection with the Funds' proposed securities investments and investment policies;

     b) make investment decisions relating to the acquisition and disposition of Securities and other property for each of the Funds, provided that investment in such Securities and other property is not prohibited by the investment policies and restrictions applicable to that Fund;

     c) provide instructions to the Manager with respect to the voting of Securities held by each of the Funds;

     d) conduct day-to-day relations, on behalf of each of the Funds, with other persons including consultants, lenders, brokers, bankers and management of the issuers of the Securities owned by the Funds from time to time;

     e) make reports to the Board of Governors of the Investment Counsel's performance of the foregoing in accordance with the Master Declaration of Trust, and as and when requested by the Board of Governors; and

     f) provide such information to the Trustee as the Trustee may reasonably request from time to time.

2.03      DELEGATION OF RESPONSIBILITIES

          Solely in connection with the duties of the Investment Counsel herein specified, the Investment Counsel may, subject to any limitation or delegation imposed by law or by the Trustee, appoint or retain any persons as agents, representatives, employees or independent contractors, including, without limitation, lawyers, bankers, counsel, notaries, underwriters, accountants, brokers, dealers, officers or servants in one or more capacities and any other advisers which the Investment Counsel deems advisable; provided that the Investment Counsel shall be fully liable to a Fund for the selection of such persons and shall require such persons to perform their services to a standard of care which is at least as high as that imposed on the Investment Counselor hereunder.

2.04      PERMITTED ACTIVITIES

          Nothing in this Agreement will in any way limit or restrict the Investment Counsel, or any of the directors, officers, shareholders or employees of the Investment Counsel, from buying, selling or trading in any securities for their own account. Each Fund acknowledges that this appointment is non-exclusive and that the Investment Counsel may act as an investment counsel, distributor, registrar and/or transfer agent of any person, firm, or corporation and may take any action or do anything in relation to such services so long as the Investment Counsel is performing its obligations under this Agreement. No such performance of other services or the taking of any such action or the doing of any such thing by the Investment Counsel shall be in any manner restricted or otherwise affected by any aspect of the relationship of the Investment Counsel to or with the Fund nor shall it be deemed to violate or give rise to any duty or obligation of the Investment Counsel to the Fund.

2.05      COMPLIANCE WITH LAW

          The Investment Counsel agrees to comply with and be subject to the provisions of all applicable legislation, regulatory policy and guidelines relating to the services to be rendered by the Investment Counsel hereunder and to provide to each Fund, the Trustee and the Governors all such information and reports as may be required pursuant to applicable legislation to enable the Fund to comply with such legislation; and, in respect of any transactions or security trading conducted on the instructions of the Investment Counsel in the name of the Funds, the Investment Counsel shall ensure that same does not cause the Funds to be in contravention of any part of the Master Declaration of Trust, their investment objectives or their investment policies.

2.06      STANDARD OF CARE:  LIABILITY OF THE INVESTMENT COUNSEL

          The Investment Counsel shall exercise the powers granted hereunder and discharge its duties to the Funds hereunder honestly, in good faith and in the best interests of each of the Funds and, in connection therewith, shall exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. The Investment Counsel shall not incur liability in respect of any action taken or thing suffered by it in reliance upon any notice, resolution, direction, consent, certificate, affidavit, statement or other paper or document believed by it to be genuine and to have been passed, sealed or signed by proper parties.

                            ARTICLE 3
                        FEES AND CHARGES

3.01      FEES PAYABLE TO INVESTMENT COUNSEL BY FUNDS

          On the first business day of each and every month, each of the Funds shall pay to the Investment Counsel a fee in respect of the preceding month's services. The fee shall be calculated and accrued daily at the rate of 1.15% per annum of the average daily net asset value of the respective Fund. For such purpose, the aggregate of the net asset value of the respective Funds as at any particular time shall be the then current market value of the Fund's assets, less the Fund's liabilities (all as defined in the Master Declaration of Trust), and the value of the Securities, other assets and liabilities of the respective Fund shall be determined in accordance with the Master Declaration Trust in like manner as then in effect for purposes of the redemption of Units.

3.02      EXPENSES PAYABLE BY FUNDS

          For the avoidance of doubt, it is confirmed that the Investment Counsel shall not be responsible for paying any of the operating expenses of the Funds (whether incurred directly or by the Investment Counsel on behalf of either of the Funds).

3.03      ASSIGNMENT OF INVESTMENT COUNSEL FEE

          The Investment Counsel shall be entitled to assign all or any part of the Investment Counsel Fee and each of the Funds agrees to make payment of the Investment Counsel Fee or portions thereof to such person or persons as the Investment Counsel may in writing direct and payment of the Investment Counsel Fee as so directed shall fully discharge the Fund's obligation to the Investment Counsel in respect of the payment of the Investment Counsel Fee.

3.04      ACCESS

          The Investment Counsel agrees that the Trustee, the Governors and each of the Funds shall be entitled to have access to and to examine all records maintained by or on behalf of the Investment Counsel with respect to the services provided by the Investment Counsel under this Agreement. Each of the funds and the Trustee authorizes the Investment Counsel to have full access to the books, records, business premises and to whatever or other information and material of the Fund that the Investment Counsel requires to perform its services hereunder. The Investment Counsel agrees to keep confidential all information concerning each of the Fund's business and affairs which is not otherwise generally disclosed to the public and shall not disclose the same except as may be necessary or desirable to enable the Investment Counsel to carry out its duties hereunder.

                            ARTICLE 4
                 REPRESENTATIONS AND WARRANTIES

4.01      REPRESENTATIONS AND WARRANTIES OF INVESTMENT COUNSEL

          The Investment Counsel represents and warrants to the Trustee that:

     a) the Investment Counsel has been extra-provincially registered under the laws of the Province of British
          Columbia;

     b) it is duly registered or exempt from registration in accordance with applicable law and that it has completed or obtained all other registrations, filings, appropriate authorizations, consents or examinations required by any governmental authority for the performance of its services as Investment Counsel of each Fund and that it will maintain such status during the term of this Agreement;

     c) the Investment Counsel, pursuant to the Master Declaration of Trust and this Agreement, possesses proper authority, and has taken all proper actions necessary, to enter into this Agreement, and that this Agreement is and shall be binding and enforceable upon the Investment Counsel, the Funds and the Funds' property, in accordance with its terms;

     d) the Investment Counsel and the Funds are in compliance and shall at all times continue to comply with the material requirements imposed upon the Investment Counsel and the Funds applicable law and any securities administrator having jurisdiction; and

     e) this Agreement has been duly authorized, executed and delivered by, and constitutes a valid, binding and enforceable agreement of, the Investment Counsel.

4.02      SURVIVAL OF REPRESENTATION AND WARRANTIES

          The representations and warranties of the Investment Counsel contained in Section 4.01 shall survive the execution of this Agreement and the Master Declaration of Trust and shall continue in full force and effect following such time for the benefit of the Trustee.

                            ARTICLE 5
              LIMITATION OF LIABILITY AND INDEMNITY

5.01      LIMITATION OF LIABILITY

          Subject to Section 2.03, neither the Investment Counsel nor its directors, officers, employees and agents shall be liable to any Fund or to any Unitholder for any act, omission, receipt, neglect or default of any other person, firm or corporation employed or engaged by the Investment Counsel as permitted in the Master Declaration of Trust or this Agreement, or for any loss, damage or expense caused to the respective Fund through the insufficiency or deficiency of any Security in or upon which any of the moneys of or belonging to the respective Fund shall be laid out or invested, or for any loss or damage arising out of the act or omission of any person with whom any funds, investment or property of the respective Fund shall be deposited, or for any loss occasioned by any error in judgment on the part of the Investment Counsel, or for any other loss or damage to the respective Fund which may occur during or in the course of the performance of its obligations, responsibilities, powers, discretions or authorities under the Master Declaration of Trust or this Agreement, unless the particular loss, damage or expense shall be attributable to the willful misfeasance, dishonesty, bad faith or negligence of the Investment Counsel in the performance of such obligations, responsibilities, powers, discretions or authorities under the Master Declaration of Trust or this Agreement, or shall be attributable to the Investment Counsel's reckless disregard of such obligations and responsibilities, powers, discretions or authorities.

5.02      INDEMNIFICATION OF INVESTMENT COUNSEL

          The Investment Counsel and each of its directors, officers, employees and agents shall be entitled to be indemnified and reimbursed out of the assets of each of the Funds in respect of:

     a) any liability and all costs, charges and expenses sustained or incurred in respect of any action, suit or proceeding that is proposed or commenced against the Investment Counsel, or against any such director, officer, employee or agent, as the case may be, for or in respect of anything done or permitted to be done in respect of the execution of the obligations, responsibilities, powers, discretions and authorities of the Investment Counsel under the Master Declaration of Trust or this Agreement in relation to the respective Fund, unless any such liability, cost, charge or expense arises from willful misfeasance, dishonesty, bad faith or gross negligence of the Investment Counsel in the performance of such obligations, responsibilities, powers, discretions and authorities, or is attributable to the Investment Counsel's reckless disregard of such obligations, responsibilities, powers, discretions or authorities; and

     b) taxes of all kinds, interest and penalties in respect of any unpaid taxes and any other amounts payable in respect of any unpaid taxes, interest and penalties (excluding any taxes, interest, penalties and other amounts that may at any time be determined to be payable in respect of fees paid or payable to the Investment Counsel by each of the Funds) and, except as herein otherwise provided, all other expenses and liabilities sustained or incurred by the Investment Counsel in respect of the administration of the respective Fund, provided that the Investment Counsel, its directors, officers, employees and agents shall not be entitled to satisfy any right of indemnity or reimbursement granted herein, or otherwise existing under law, except out of the assets of the respective Fund, and no Unitholder shall e personally liable with respect to any claim for such indemnity or reimbursement as aforesaid.

5.03      NO LIABILITY OF TRUSTEE AND INDEMNIFICATION OF TRUSTEE

          The Investment Counsel acknowledges and agrees that the Trustee shall not be subject to any liability whatsoever to a Unitholder or any other person, in tort, contract or otherwise, in connection with any matter pertaining to a Fund arising from any acts, omissions, receipts, neglects or defaults of a Fund before the Trustee was named as a trustee of the Fund. The Investment Counsel shall indemnify and save harmless the Trustee, its directors, officers, employees and agents from and against any and all claims, demands, liability, loss, costs, damages or expenses that the Trustee and such persons may at any time hereafter sustain or incur as a result of, or arising out of, the Investment Counsel's failure to observe or perform its obligations hereunder or under the Master Declaration of Trust, or as a result of the negligence of the Investment Counsel in the performance of its duties hereunder or under the Master Declaration of Trust; any breach of any of the representations or warranties of the Investment Counsel herein contained; or any willful misfeasance on the part of the Investment Counsel or any employee of the Investment Counsel; or any act, omission, receipt, neglect or default of the Fund before the Trustee was named as a trustee of the Fund. The obligations of the Investment Counsel pursuant to this Section 5.03 shall survive the termination of this Agreement and shall not limit any indemnification of the Trustee under the Master Declaration of Trust.

                            ARTICLE 6
                  TERM, RESIGNATION AND REMOVAL

6.01      TERM OF INVESTMENT COUNSEL AGREEMENT

          The term of this Agreement shall be for ten (10) years from the 1st day of June, 1995, subject to termination as hereinafter provided.

6.02      CONDITIONS OF TERMINATION BY INVESTMENT COUNSEL

          This Agreement may be terminated by the Investment Counsel at any time upon six (6) months' notice in writing to the Trustee of its intention to resign as Investment Counsel hereunder and the fund shall thereupon have the right to appoint a new Investment Counsel to take office upon the expiration of such period of six (6) months or such shorter or longer period as the parties may agree. At the expiration of such period of six (6) months or such greater or lesser period as the parties may then agree:

     a) the Investment Counsel's resignation shall become effective and, subject to Section 5.03, the Investment
          Counsel shall be relieved and discharged of and from any further duties or obligation hereunder;

     b) after payment in full of all fees and receivables hereunder, the Investment Counsel shall deliver up at its own cost and expense to the Trustee, all records, documents, information and papers owned by each of the Funds which are in the possession of the Investment
          Counsel.

6.03      CONDITIONS OF REMOVAL OF INVESTMENT COUNSEL

          The Investment Counsel may be removed by the Trustee for one or more of the following reasons, in which event this Agreement shall terminate:

     a) if the Investment Counsel shall be declared bankrupt or adjudged insolvent or if the Investment Counsel shall make an assignment for the benefit of its creditors or resolves to wind up or liquidate or dissolves or has an examiner appointed in relation to it or if a receiver of any of its assets is appointed;

     b) if the Investment Counsel otherwise becomes incapable of performing its responsibilities under this Agreement;

     c) in the event of the Investment Counsel's bad faith, dishonesty, willful misfeasance, negligence or reckless disregard of its obligations and duties or material breach of this Agreement.

6.04      F. PETER CUNDILL

          The parties hereto acknowledge that, as at the date hereof, F. Peter Cundill is primarily responsible for the services provided by the Investment Counsel to the Funds, and agree that should F. Peter Cundill for any reason, including but not limited to incompetency, death, unfitness or termination of his relationship with the Investment Counsel, cease to be available to provide investment advisory services to each of the Funds through the Investment Counsel, then the Investment Counsel shall have the right to propose a new individual or individuals to provide the services previously provided by F. Peter Cundill, subject to the approval of the Board of Governors, which approval shall not be unreasonably withheld.

                           ARTICLE 7
                            GENERAL

7.01      AMENDMENTS TO THIS AGREEMENT

          Any amendment to this Agreement must be in writing, signed by the Trustee and the Manager.

7.02      INVESTMENT COUNSEL AGENT OF FUNDS ONLY

          The Investment Counsel shall be, and shall act as, the agent of each of the Funds for all purposes set out in this Agreement. In the performance of their respective responsibilities, obligations, powers, discretions and authorities, neither the Trustee nor the Investment Counsel shall be, or shall act as, the agent of the Unitholders or of any of the Unitholders.

7.03      INVESTMENT COUNSEL IS INDEPENDENT CONTRACTOR

          The Investment Counsel is an independent contractor and not an employee of the Funds for any purpose.

7.04      MASTER DECLARATION OF TRUST TO PREVAIL

          In the event that this Agreement is in conflict with any provision of the Master Declaration of Trust, the provisions of the Master Declaration of Trust shall prevail. Capitalized terms used herein which are not otherwise defined herein shall have the same meanings, respectively, herein as in the Master Declaration of Trust.

7.05      NOTICES

          In the event that a notice or payment is required or permitted by this Agreement to be given, or a document delivered, to either of the parties, the same shall be delivered or mailed to such party at the following addresses:

     a)   if to the Investment Counsel:

                    Peter Cundill & Associates (Bermuda) Ltd.
                    15 Alton Hill
                    Southampton SN01
                    Bermuda
                    Attention:  John R. Talbot

                    Telephone:  (809) 292-8826
                    Facsimile:  (809) 238-8404

     b)   if to the Trustee:

                    The Trust Company of Bank of Montreal
                    302 Bay Street
                    Toronto, Ontario
                    M5X 1A1
                    Attention:  Senior Manager

or such other address as either party may hereafter designate by notice to the other. Any notice which is delivered shall be deemed to have been given on the date of delivery and any notice mailed as aforesaid shall be deemed to have been given on the third Business Day following the day upon which it is mailed; provided, however, that if there shall be, between the time of mailing and the actual date of receipt, a mail strike, slow down or other labour dispute which might affect the delivery of such notice by mail, then such notice shall be effective only if delivered as aforesaid. In all cases, notice shall be given in writing.

7.06      NO ASSIGNMENT

          This Agreement may not be assigned by either party without the prior consent in writing of the other.

7.07      TIME OF THE ESSENCE

          Time shall be of the essence hereof.

7.08      NOT PERSONALLY BINDING

          The obligations of the Trustee and, subject to Section 5.03, the Investment Counsel are not personally binding upon the Trustee or the Investment Counsel or any director, officer, employee or agent of the Trustee or the Investment Counsel. Only the Funds and Funds' property are bound by the obligations of the Trustee and the Investment Counsel hereunder.

7.09      ENUREMENT

          This Agreement shall be binding and shall enure to the benefit of the parties and their respective successors and permitted assigns.

          IN WITNESS WHEREOF this Agreement has been executed by the parties.

THE TRUST COMPANY OF BANK OF
MONTREAL, as Trustee of the
mutual funds listed in
Schedule "A" hereto


Per:  /s/ Barbara M. Fedoryk
    -----------------------------
     Authorized Signatory


  /s/ Velma J. Jones
---------------------------------
     Authorized Signatory


THE CORPORATE SEAL OF PETER        )
CUNDILL & ASSOCIATES (BERMUDA)     )
LTD. was hereunto affixed          )
in the presence of:                )
                                   )
                                   )
                                   )
                                   )
  /s/ John R. Talbot               )
---------------------------------  )
Authorized Signatory               )
                                   )
                                   )
                                   )
  /s/ Stephen W. Kempe             )
---------------------------------  )
Authorized Signatory               )

                          SCHEDULE "A"
                              FUNDS

1.   Cundill Value Fund

2.   Cundill Security Fund